UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7758

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)
Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.   None.

Exhibit A
CSW Energy, Inc.
Balance Sheet
March 31, 2005
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$6,842
Advances to Affiliates	32,109
Accounts Receivable	4,367
Income Tax Benefit	985
Prepaid Expenses and Other	4,498
Total Current Assets	48,801

Investments In and Advances to Energy Projects	36,844

Other Assets:
Construction in Progress and Project Development Costs	4
Property, Plant, and Equipment, net	120,744
Other	2,997
Total Other Assets	123,745

Total Assets	$209,390

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$383
Accounts Payable - Affiliated	1,022
Long-term Debt Due Within One Year	7,848
Accrued Liabilities and Other	3,022
Total Current Liabilities	12,275

Long-term Debt	59,261
Deferred Income Taxes	53,561
Other	6,516
Total Liabilities	131,613

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	94,833
Accumulated Deficit	(17,057)
Total Shareholder's Equity	77,777

Total Liabilities and Shareholder's Equity	$209,390

Exhibit B
CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended March 31, 2005 and 2004
(Unaudited)
($000‘s)

	2005	2004
OPERATING REVENUE:
Electric Revenues	$13,017	$12,997
Equity in Income from Energy Projects	4,816	21,788
Operating and Maintenance Contract Services	12,967	13,211
Other	(405)	555
Total Operating Revenues	30,395	48,551

OPERATING EXPENSES:
Operating, Maintenance and Supplies	11,960	10,314
Depreciation and Amortization	8,515	7,315
Salaries, Wages and Benefits	4,259	4,709
General and Administrative Expenses	9,736	11,669
Total Operating Expenses	34,470	34,007

INCOME (LOSS) FROM OPERATIONS	(4,075)	14,544

OTHER INCOME (EXPENSE):
Interest Income	9,187	3,348
Interest Expense	(6,262)	(7,846)
Sale of Project Ownership Interest	104,623	-
Provision for Asset Impairment	(1,650)	(70,000)
Other	2,036	10,285
Total Other Income (Expense)	107,934	(64,213)

INCOME (LOSS) BEFORE INCOME TAXES	103,859	(49,669)

INCOME TAX EXPENSE (BENEFIT)	30,073	(22,925)
INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	73,786	(26,744)

DISCONTINUED OPERATIONS, NET OF TAX	-	(5,245)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	-	(120)

NET INCOME (LOSS)	$73,786	$(32,109)

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 27th day of May, 2005.

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation